

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Craig Webster
Chief Financial Officer
Microvast Holdings, Inc.
12603 Southwest Freeway, Suite 300
Stafford, Texas 77477

  Re: Microvast Holdings, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2022
    File No. 001-38826

Dear Craig Webster:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Disclosure Review Program

cc: Bill Nelson